Exhibit 99.4

Valneva Reports Q1 2022 Results and Provides Corporate Updates Analyst Presentation May 5, 2022

Disclaimer Valneva Q1 2022 Analyst Presentation May 5, 2022 2 This presentation does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, Valneva SE shares to any person in the USA or in any jurisdiction to whom or in which such offer or solicitation is unlawful . Valneva is a European company . Information distributed is subject to European disclosure requirements that are different from those of the United States . Financial statements and information may be prepared according to accounting standards which may not be comparable to those used generally by companies in the United States . This presentation includes only summary information provided as of the date of this presentation only and does not purport to be comprehensive . Any information in this presentation is purely indicative and subject to modification at any time without notice . Valneva does not warrant the completeness, accuracy or correctness of the information or opinions contained in this presentation . None of Valneva, or any of its affiliates, directors, officers, advisors and employees is under any obligation to update such information or shall bear any liability for any loss arising from any use of this presentation . The information has not been subject to independent verification and is qualified in its entirety by the business, financial and other information that Valneva is required to publish in accordance with the rules, regulations and practices applicable to companies listed on Euronext Paris and the NASDAQ Global Select Market, including in particular the risk factors described in Valneva’s universal registration document filed with the French Financial Markets Authority (Autorité des Marchés Financiers, or AMF) on March 23 , 2022 and the Form 20 - F filed with the U . S . Securities and Exchange Commission (SEC) on March 24 , 2022 , as well as the information in any other periodic report and in any other press release, which are available free of charge on the websites of Valneva (www . valneva . com) and/or the AMF (www . amf - france . org) and SEC (www . sec . gov) . Certain information and statements included in this presentation are not historical facts but are forward - looking statements, including statements with respect to revenue guidance, the progress, timing, completion results of research, development and clinical trials for product candidates and estimates for future performance . The forward - looking statements (a) are based on current beliefs, expectations and assumptions, including, without limitation, assumptions regarding present and future business strategies and the environment in which Valneva operates, and involve known and unknown risk, uncertainties and other factors, which may cause actual results, performance or achievements to be materially different from those expressed or implied by these forward - looking statements, (b) speak only as of the date this presentation is released, and (c) are for illustrative purposes only . Investors are cautioned that forward - looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Valneva .

Agenda Valneva Q1 2022 Analyst Presentation May 5, 2022 3 Introduction Business Update Financial Report Q1 2022 Newsflow Q&A Financial Outlook

▪ Total revenue of €21.8 million in Q1 2022  Positive signals from travel market and first COVID - 19 sales ▪ Cash position of €311.3 million at March 31, 2022 Valneva Reports Q1 2022 Results and Provides Corporate Updates Excellent progress on clinical programs ▪ Lyme disease : Further positive Phase 2 results reported, including first pediatric data ▪ COVID - 19:  MHRA Conditional Marketing Authorization received  NHRA Emergency use authorization received, first vaccinations in Bahrain confirmed  EMA rolling review ongoing ▪ Chikungunya :  Final positive pivotal Phase 3 results reported  Pre - submission discussions initiated with the US FDA First COVID - 19 vaccine sales and strong cash position Valneva Q1 2022 Analyst Presentation May 5, 2022 4

Agenda Valneva Q1 2022 Analyst Presentation May 5, 2022 5 Introduction Business Update Financial Report Q2 2022 Newsflow Q&A Financial Outlook

VLA15 – Multivalent Lyme Disease Vaccine Candidate

Only Lyme Disease Program in Advanced Clinical Development Today



1. FDA Fast Track Designation granted
2. Exclusive, worldwide partnership with Pfizer
3. Positive results reported from Phase 2 trials[1,2,3], incl. first pediatric data and booster response[4]; Phase 3 schedule selected
4. Multivalent vaccine (six serotypes) to help protect against Lyme disease in the United States and Europe
5. Follows proven Mechanism of Action for a Lyme disease vaccine

1 Valneva announces positive initial results for Phase 2 study of Lyme Disease vaccine candidate; 2 Valneva announces positive initial results for second Phase 2 study of Lyme Disease vaccine candidate VLA15. 3 Valneva and Pfizer Report Further Positive Phase 2 Data for Lyme Disease Vaccine Candidate ; 4 Valneva and Pfizer Report Further Positive Phase 2 Results, Including Booster Response, for Lyme Disease Vaccine Candidate

Valneva Q1 2022 Analyst Presentation May 5, 2022 6

VLA15: Development Progress and Outlook Positive Phase 2 Results in Adults 1,2,3,4 and Pediatric Participants 5 Reported Valneva Q1 2022 Analyst Presentation May 5, 2022 7 The Phase 2 trial VLA15 - 221 recruited 625 randomized participants, 5 to 65 years of age 2 ▪ Strong immunogenicity profile for both adult and pediatric participants reported in February 3 and April 2022 5 respectively ▪ VLA15 was found to be more immunogenic in pediatric participants (5 - 17 years old) than in adults with both two - dose or three - dose vaccination schedules Phase 3 clinical trial planned to start in the third quarter of 2022 ▪ Based on the latest Phase 2 immunogenicity and safety data, Valneva and Pfizer plan to proceed with a three - dose primary series vaccination schedule for both adult and pediatric participants 5 ▪ Clinical readout, based on one tick season, projected by end of 2023 ▪ $25m milestone payment due to Valneva upon trial initiation 1 Valneva and Pfizer Announce Initiation of Phase 2 Study for Lyme Disease Vaccine Candidate. , 2 Valneva and Pfizer Complete Recruitment for Phase 2 Trial of Lyme Disease Vaccine Candidate ; 3 Valneva and Pfizer Report Further Positive Phase 2 Data for Lyme Disease Vaccine Candidate ; 4 Valneva and Pfizer Report Further Positive Phase 2 Results, Including Booster Response, for Lyme Disease Vaccine Candidate , 5 Valneva and Pfizer Report Positive Phase 2 Pediatric Data for Lyme Disease Vaccine Candidate

VLA1553: Single Shot Chikungunya Vaccine Candidate

Most Clinically Advanced Chikungunya Vaccine Program Worldwide



1. **Final positive pivotal Phase 3 results[1] and topline lot-to-lot data[2] reported; Adolescent Phase 3 trial initiated in January 2022[3]**
2. **FDA Breakthrough Therapy[4], Fast Track[5] and EMA PRIME[7] designations granted; Potentially eligible for Priority Review Voucher[6]; FDA Pre-submission process initiated**
3. **Single shot, live attenuated[8] prophylactic vaccine targeting chikungunya virus neutralization**
4. **Up to $23.4 million awarded to Valneva for R&D by CEPI; Partnership with Instituto Butantan for LMICs[9]**
5. **Excellent fit with existing commercial and manufacturing capabilities**
6. **Global market, including endemic regions, estimated to exceed $500 million annually by 2032[10]**

Note: Photo credit: James Gathany. **1** Valneva Announces Positive Phase 3 Pivotal Results for its Single-Shot Chikungunya Vaccine Candidate; **2** Valneva Announces Positive Lot-to-Lot Consistency Trial Results for its Single-Shot Chikungunya Vaccine Candidate; **3** Valneva Announces Initiation of Adolescent Phase 3 Trial for its Single-Shot Chikungunya Vaccine Candidate ; **4** Valneva Awarded FDA Breakthrough Designation for its Single-Shot Chikungunya Vaccine Candidate; **5** Valneva awarded FDA Fast Track Designation for Chikungunya vaccine candidate; **6** https://www.fda.gov/about-fda/center-drug-evaluation-and-research-cder/tropical-disease-priority-review-voucher-program; **7** Valneva's Chikungunya vaccine candidate awarded EMA prime designation; **8** CHIKV LR2006-OPY1 infectious clone was attenuated by deleting large part of gene coding nsP3 (alphavirus-replicase); **9** Valneva to partner with Instituto Butantan on single-shot Chikungunya vaccine for low- and middle-Income countries ; **10** VacZineAnalytics Chikungunya virus vaccines Global demand analysis. February 2020.

Valneva Q1 2022 Analyst Presentation May 5, 2022 8

VLA1553: Development Outlook Pre - submission Discussions with the US FDA Initiated Valneva Q1 2022 Analyst Presentation May 5, 2022 9 1 Valneva Successfully Completes Pivotal Phase 3 Trial of Single - Shot Chikungunya Vaccine Candidate; 2 Valneva Announces Positive Lot - to - Lot Consistency Trial Results for its Single - Shot Chikungunya Vaccine Candidate ; 3 Valneva Announces Initiation of Adolescent Phase 3 Trial for its Single - Shot Chikungunya Vaccine Candidate ; First and only program to have reported positive Phase 3 results worldwide ▪ Six - month follow - up completed - all Phase 3 immunogenicity and safety endpoints met - seroresponse in 98.9% of participants after one month and 96.3% after six months - good safety and tolerability profile confirmed ▪ Positive topline lot - to - lot consistency trial results reported (VLA1553 - 302) 2 , final data expected in Q2 2022 ▪ Antibody persistence follow - up trial (VLA1553 - 303) ongoing: up to 375 volunteers from the VLA1553 - 301 trial will be followed annually for five years ▪ Adolescent Phase 3 trial initiated in January 2022 to support potential label expansion, funded by the Coalition for Epidemic Preparedness Innovations (CEPI) 3

VLA2001: Inactivated whole virus COVID-19 Vaccine Candidate
Only Inactivated COVID-19 Vaccine Program in the Clinics in Europe



1. Builds on Valneva's IXIARO® manufacturing technology combined with Dynavax's CpG 1018 adjuvant[1]
2. UK MHRA Conditional Marketing Authorization[2] and Bahraini NHRA Emergency Use Authorization received[3]; EMA rolling review ongoing
3. Advance purchase agreements for up to 60 million doses with European Commission[4] and for one million doses with Bahrain[5]
4. Pivotal Phase 3 trial showed superiority vs. AstraZeneca's Vaxzevria and significantly more favorable tolerability[6]; Positive topline homologous booster data reported[7]; Shown to neutralize Omicron and Delta variants in laboratory studies[8]
5. Ongoing clinical trials aiming to gradually extend target product profile (label)
6. Leveraging Valneva's manufacturing sites in Scotland and Sweden; capacity being expanded, including CMO[9] – targeting >100m doses per annum[10]

Note: Photo credit: CDC/Alissa Eckert, MSMI; Dan Higgins, MAM. 1 Valneva and Dynavax announce commercial supply agreement for Inactivated, Adjuvanted COVID-19 vaccine; 2 Valneva Receives Conditional Marketing Authorization from UK MHRA for its Inactivated COVID-19 Vaccine, 3 Valneva Receives Emergency Use Authorization from Bahrain for its Inactivated COVID-19 Vaccine VLA2001; 4 Valneva Signs Purchase Agreement with European Commission for its Inactivated COVID-19 Vaccine VLA2001; 5 Valneva Signs Advance Purchase Agreement with Bahrain for Inactivated COVID-19 Vaccine VLA2001; 6 Valneva Reports Positive Phase 3 Results for Inactivated, Adjuvanted COVID-19 Vaccine Candidate VLA2001; 7 Valneva Announces Positive Homologous Booster Data for Inactivated, Adjuvanted COVID-19 Vaccine Candidate VLA2001 – Valneva; 8 Valneva's Inactivated COVID-19 Vaccine Candidate Shown to Neutralize Omicron Variant; 9 Valneva and IDT Biologika Announce Collaboration for Production of Inactivated COVID-19 Vaccine VLA2001; 10 Based on a combination of in-house capacity and external/contracted manufacturing.

Valneva Q1 2022 Analyst Presentation May 5, 2022 10

VLA2001: Planned Label Extensions Ongoing and Future Clinical Studies Expected To Strengthen Product Profile Primary Immunization 18 - 55 yrs. Target Product Profile Strategic value development Pandemic Phase Post - Pandemic Phase Primary Immunization 2 - 11 yrs. Primary Immunization 12 - 17 yrs. Booster incl. mix/match Primary Immunization 55 yrs.+ Potential switch to variant if required (VLA2202) Valneva Q1 2022 Analyst Presentation May 5, 2022 11

Agenda Valneva Q1 2022 Analyst Presentation May 5, 2022 12 Introduction Business Update Financial Report Q2 2022 Newsflow Q&A Financial Outlook

IXIARO ® US Military €0.3m TTP 1 €5.6m IXIARO ® /JESPECT ® Travel market €3.9m COVID €3.8m First Quarter 2022 Financials: Total Revenues of €21.8 million First COVID - 19 Product Sales Recognized in Q1 2022 DUKORAL ® €2.5m Direct sales 97% of total product sales 1 Third party products sold by Valneva, 2 YoY comparison for same period Net product sales €16.2m €21.8m €23.2m Q1 2022 Q1 2021 Total Revenues² - 5.9% €16.2m €16.1m Q1 2022 Q1 2021 Product sales² +0.2% Valneva Q1 2022 Analyst Presentation May 5, 2022 13

First Quarter 2022 Financials: Product Sales of €16.2 million Private Travel Markets Showing Significant Recovery Valneva Q1 2022 Analyst Presentation May 5, 2022 14 €m (unaudited) Q1 2022 Q1 2021 Q1 2021 at CER* Q1 2022 vs. Q1 2021 % IXIARO ® /JESPECT ® 4.2 13.3 14.2 - 70.5% DUKORAL ® 2.5 0.1 0.1 >2000% Third party products 5.6 2.7 2.7 +110.9% COVID 3.8 - - - Total product sales 16.2 16.1 17.0 - 4.8% IXIARO ® /JESPECT ® (excluding US Military) 3.9 1.0 1.0 >3500% * Q1 2021 recalculated at actual average Q1 2022 exchange rates

First Quarter 2022 Financials: Adjusted EBITDA of - €13.3 million Positive OPEX Effects Driven by Share - based Compensation Programs Valneva Q1 2022 Analyst Presentation May 5, 2022 15 1 Q1 2022 Adjusted EBITDA was calculated by excluding €5.2 million (Q1 2021: €2.8 million) of depreciation and amortization from the €18.4 million (Q1 2021: €31.1 million) operating loss as recorded in the consolidated income statement under IFRS. €m (unaudited) Q1 2022 Q1 2021 Product sales 16.2 16.1 Other Revenues 5.7 7.1 Revenues 21.8 23.2 Cost of goods and services (13.9) (14.7) Research and development expenses (20.7) (27.7) Marketing and distribution expenses (2.0) (4.9) General and administrative expenses (5.8) (10.0) Other income / (expense), net 2.1 3.0 Operating loss (18.4) (31.1) Finance, investment in associates & income taxes (7.6) 3.4 Profit/loss for the period (26.0) (27.7) Adjusted EBITDA 1 (13.3) (28.3)

First Quarter 2022 Net Operating Profit Main P&L Movements Compared to Q1 2021 In € millions Valneva Q1 2022 Analyst Presentation May 5, 2022 16

First Quarter 2022 Financials: Impact of COVID - 19 Program on P&L Negative Adjusted EBITDA Mostly Attributable to COVID - 19 Investments Valneva Q1 2022 Analyst Presentation May 5, 2022 17 1 Q1 2022 Adjusted EBITDA was calculated by excluding €5.2 million of depreciation and amortization from the €18.4 million operating loss as recorded in the consolidated income statement under IFRS. €m (unaudited) Q1 2022 Group Q1 2022 COVID only Q1 2022 excl. COVID Product sales 16.2 3.8 12.4 Other Revenues 5.7 - 5.7 Revenues 21.8 3.8 18.0 Cost of goods and services (13.9) (8.0) (5.8) Research and development expenses (20.7) (21.0) 0.3 Marketing and distribution expenses (2.0) (0.1) (1.9) General and administrative expenses (5.8) (2.9) (2.8) Other income / (expense), net 2.1 1.8 0.3 Operating loss (18.4) (26.5) 8.1 Finance, investment in associates & income taxes (7.6) - (7.6) Profit/loss for the period (26.0) (26.5) 0.5 Adjusted EBITDA 1 (13.3) (22.7) 9.4

Agenda Valneva Q1 2022 Analyst Presentation May 5, 2022 18 Introduction Business Update Financial Report Q1 2022 Newsflow Q&A Financial Outlook

Valneva 2022 Financial Guidance Confirmed Valneva Q1 2022 Analyst Presentation May 5, 2022 19 ▪ Total revenues expected to be in the range announced in February 2022 (€430 million to €590 million). ▪ Distribution of total revenues by category may differ from the figures announced in February considering the uncertainties on the timing of product deliveries

Agenda Valneva Q1 2022 Analyst Presentation May 5, 2022 20 Introduction Business Update Financial Report Q2 2022 Newsflow Q&A Financial Outlook

Key Upcoming Catalysts and Newsflow in 2022 Valneva Q1 2022 Analyst Presentation May 5, 2022 21 Lyme disease vaccine candidate VLA15 ▪ Phase 3 trial initiation expected in Q3 2022 Chikungunya vaccine candidate VLA1553 ▪ Final lot - to - lot Phase 3 data expected in Q2 2022 ▪ Biologics License Application (BLA) expected in H2 2022 COVID - 19 vaccine candidate VLA2001 ▪ Potential additional regulatory approvals ▪ Supplies and potential further purchase agreements ▪ Further clinical trials and data expected

Thank you Merci Danke Tack